Exhibit 12.1

Statement re Computation of Ratios

	Compagnie Générale de Géophysique

	Six months ended June 30,	Year ended December 31,
(in millions of euros)	2005	2004	2003	2002	2001	2000
Interest expensed or capitalized	22.4	22.4	25.1	28.5	23.0	15.9
Amortized premiums/interest related to indebtedness	1.3	1.4	1.6	1.8	0.0	-0.8
Preference security dividend	—	—	—	—	—	—
Interest within rental expense	—	—	—	—	—	—
Preference security dividends	—	—	—	—	—	—

Total fixed charges	23.7	23.8	26.7	30.3	23.0	15.1

Pre-tax income from continuing operations	34.4	21.8	-7.0	43.3	32.7	-5.0
Equity in income of investees	-6.7	-10.3	-6.5	-6.4	-8.8	-2.6
Fixed charges	23.7	23.8	26.7	30.3	23.0	15.1
Amortization of capitalized interest			—	—	—	—
Distributed income to investees			—	—	—	—
Share pre-tax losses			—	—	—	—

Total earnings	51.4	35.3	13.2	67.2	46.9	7.5

Ratio of earnings to fixed charges	2.2	1.5	0.5	2.2	2.0	0.5
Deficiency of earnings to fixed charges	n.a.	n.a.	-13.5	n.a.	n.a.	-7.6